Exhibit 11.1

Independent Auditor’s Consent

We consent to the inclusion in this fourth post-qualification amendment to the Offering Statement of Fig Publishing, Inc. (the “Company”) on Form 1-A (File No. 024-11236) of our report dated January 26, 2021 (except for Note 1, as to which the date is January 30, 2021), which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to the consolidated financial statements of Fig Publishing, Inc. and Subsidiaries as of and for the years ended September 30, 2020 and September 30, 2019, which report appears in the Offering Circular, which is part of this Offering Statement.

/s/ Lear & Pannepacker, LLP

Lear & Pannepacker, LLP
Princeton, New Jersey
February 22, 2021